UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ML TRANSTREND DTP ENHANCED FUTURESACCESS LLC
(Exact name of registrant as specified in its charter)

DELAWARE (State of incorporation or organization)	0-52701 (Commission File Number)	30-0408288 (I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080
212-449-3517

Barbra E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534
(609) 274-5838
__________________________

Copies to:

Mark Borrelli
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  ________________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

       Class M Units of Limited Liability Company Interest
                                         (Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

The securities to be registered consist of Class M units of limited liability company interest (the “Class M Units”) of ML Transtrend DTP Enhanced FuturesAccess LLC (the “Fund”).  Merrill Lynch Alternative Investments LLC serves as the sponsor of the Fund (the “Sponsor”).  The Sponsor is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“ML &Co”). ML& Co. is a wholly-owned subsidiary of Bank of America Corporation (“Bank of America”).  For convenience,  ML& Co. together with Bank of America and its affiliates are sometimes collectively referred to as “Merrill Lynch.”  As used herein the “Units” refer collectively to the Class M Units and other classes of Units issued by the Fund.  As used herein “Investors” refer to investors in the Fund.

The Class M Units are for Investors who are subscribing through a managed investment account program (a “Managed Account”) at Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”), and who satisfy other requirements as determined by the Sponsor from time to time.  The Class M Units are not subject to an upfront sales commission and no ongoing compensation is paid to MLFPF&S as selling agent, and the Class M Units are not subject to Sponsor’s fees.  However, a portion of the asset-based program fee applicable to a Managed Account, including the amounts invested in Class M Units, will be paid to the Managed Account’s Financial Advisor.

The Fund’s Amended and Restated Limited Liability Company Operating Agreement (the “Operating Agreement”) effectively gives the Sponsor full control over the management of the Fund.  Investors have no voice in its operations.  The Sponsor, its affiliates and their respective officers, employees, representatives and agents (each, a “Sponsor Party” and, collectively, the “Sponsor Parties”) are exculpated and indemnified by the Fund from and against any claims, costs, expenses, damages or losses (including, without limitation, from and against any judgment, settlement, attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding) suffered or sustained by any of them by reason of the fact that a Sponsor Party is or was connected in any respect with the Fund, provided, that the conduct or omission which led to the claim, cost, expense, damage or loss was in, or not opposed to, the best interests of the Fund and that such conduct or omission did not constitute gross negligence or intentional misconduct on the part of such Sponsor Party.

Investors have no right to participate in the control or management of the Fund through the Class M Units, but they are entitled to: (i) vote on or approve certain changes to the Operating Agreement or the term of the Fund, (ii) receive annual audited financial statements, such monthly information as the Commodity Futures Trading Commission  requires and timely tax information; (iii) inspect the Fund’s books and records; (iv) redeem Units, barring suspension of redemptions; and (v) remove the Sponsor as manager of the Fund in accordance with the procedure as set forth in the next paragraph.

Upon at least 60 days’ written notice to the Sponsor and all Investors in the Fund, the Sponsor may be required to withdraw as manager of the Fund by a vote of Investors owning not less than 50% of the Units of the Fund.  Any such removal will be effective as of the end of the calendar quarter in which such vote occurs.

The Operating Agreement provides for the economic and tax allocations of the Fund’s profit and loss.  Capital accounts have been established for each Unit, and for the Sponsor on a Unit-equivalent basis.  Economic allocations are based on Investors’ and the Sponsor’s capital accounts, and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Investors who redeem at a profit.  For the purposes of maintaining capital accounts, amounts payable to the Sponsor for items such as services fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Fund held by the Sponsor.

The Sponsor may amend the Operating Agreement in any manner not materially adverse to the Investors without need of obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations, to provide for the issuance of new Classes of Units or any other changes the Sponsor deems advisable.

(a)(1)(i)	Dividend Rights.

No distributions have been made on the Class M Units and none are contemplated, but distributions, if any, may be made in the Sponsor’s discretion.

(ii)	Terms of Conversion.

Should an Investor holding Class M Units terminate its Managed Account, or otherwise becomes ineligible to have a Managed Account, the Sponsor may, in its sole discretion, (i) automatically convert the Investor’s Class M Units to Class A, Class C, Class I or Class D Units of the Fund pursuant to such eligibility requirements and policies as determined by the Sponsor from time to time, (ii) permit such Investor to redeem its Class M Units as of the first available redemption date following the termination of such Investor’s Managed Account provided that a timely redemption notice is submitted by the Investor or otherwise waived by the Sponsor, (iii) mandatorily redeem such Investor’s Class M Units or (iv) permit such Investor to continue to hold such Class M Units for such time period as determined by the Sponsor.

(iii)	Sinking Fund Provisions.

Not applicable.

(iv)	Redemption Provisions.

An Investor will be entitled to redeem as of the end of any calendar month all or part of the Investor’s Units, upon giving at least 10 days’ notice.  Investors who have Merrill Lynch customer securities accounts may give such notice by contacting their Merrill Lynch Financial Advisor, orally or in writing.  Redemption requests are irrevocable once made.  The Fund does not charge a redemption fee.  Units are redeemable at net asset value as of the close of business on the date of their redemption, minus any accrued fees (including performance fees) and brokerage commissions.  The Sponsor will cause the Fund to distribute to redeeming investors the estimated net asset value of the Units redeemed by them, generally approximately 10 business days after the effective date of redemption, although there can be no assurance of the timing of such payment.    Units which have been redeemed, but the proceeds of which have not yet been paid, will nevertheless be deemed to have ceased to be outstanding from the effective date of redemption for all other purposes.  No interest will be paid to Investors on redemption proceeds held pending distribution.  The Fund will retain any such interest.

There is no limitation on the number of an Investor’s redemptions.

The Sponsor may suspend redemptions during any period for which the Sponsor is unable to value a material portion of the Fund’s positions or investments.  In addition, the Sponsor may delay or suspend both the payment of redemption proceeds and the effective date of redemptions if the Sponsor determines that not doing so would have adverse consequences for the non-redeeming Investors.  In the event of suspension, the Fund will resume redemptions in accordance with normal redemption procedures when the Sponsor determines that such valuations are available and/or redemptions may be resumed without adverse consequences for the non-redeeming Investors, as applicable. All Units subject to suspended redemption requests will continue to be treated as outstanding for all purposes as if no redemption requests relating thereto had been submitted, until the effective date of their suspended redemption.  The Fund will give notice of any such suspension to all Investors promptly after the suspension is imposed, together with an explanation of the reason for the suspension.  Given the unpredictable timing of the circumstances that would cause the Sponsor to suspend redemptions, the Sponsor does not expect that Investors will receive advance notice of redemption suspensions.

If the Sponsor determines that a portion, but not all, of pending redemption requests can be processed in due course, the requests of all Investors submitting timely redemption requests with respect to any given redemption date will be satisfied pro rata (based on the aggregate net asset value of the Units requested to be redeemed by all Investors) as the Sponsor determines are available for distribution.

In addition, the Sponsor may delay or suspend the payment of redemption proceeds if the Sponsor determines that not doing so would have adverse consequences for the non-redeeming Investors.

The Sponsor may mandatorily redeem part or all of the Units held by a particular Investor if: (i) the Sponsor determines that the Investor’s continued holding of Units could result in adverse consequences to the Fund; (ii) the Investor has a history of excessive exchanges between different Merrill Lynch FuturesAccess Funds and/or funds in the Sponsor’s HedgeAccess program (“HedgeAccess”) that is contrary to the purpose and/or efficient management of the Merrill Lynch FuturesAccessSM Program (“FuturesAccess”) or HedgeAccess; (iii) the Investor’s investment in the Units, or aggregate investment in FuturesAccess, is below the minimum level established by the Sponsor (including any increase in such minimum level that the Sponsor may implement in the future); or (iv) for any other reason.

The Sponsor will mandatorily redeem all of the Fund’s outstanding Units in the event that the Sponsor concludes that it is no longer advisable to place client capital with the Fund’s trading advisor or if the amount of assets invested in the Fund declines to a level that the Sponsor believes makes the continued operation of the Fund impracticable or uneconomical.

Units mandatorily redeemed will be redeemed as of the specified month-end without any further action on the part of the affected Investor.  In the event that the Sponsor mandatorily redeems any of an Investor’s Units, the Investor will have the option to redeem all of the Investor’s Units as of the date fixed for redemption.

In the event that the Fund is required to pay or withhold state, local or other taxes with respect to a particular Investor or Investors, the Fund may redeem an appropriate number of the Investor’s or Investors’ Units as of the end of the accounting period immediately following such payment in order to reimburse the Fund for the amount of such payment, together with interest on the amounts so paid at the 91-day Treasury bill rate as in effect as of the beginning of each calendar month, starting with the calendar month in which the payment is made, through the end of such accounting period.

As provided in the Operating Agreement, any material adverse amendment to the Fund’s redemption provisions described herein would require notice to and consent from Investors holding more than 50% of the outstanding Units.

(v)	Voting Rights.

The Units do not carry voting rights regarding the election of the Sponsor, which manages the Fund.  However certain actions involving the Fund are subject to the vote or consent of the Investors as outlined herein, including removal of the Sponsor.  If there is a dissolution event, Investors holding more than 50% of the outstanding Units may vote to continue the Fund, if it is lawful to do so, and to appoint one or more managers for the Fund.   Amendments to the Operating Agreement which are materially adverse to the Investors are subject to the consent of Investors holding more than 50% of the outstanding Units.  Material amendments to the Operating Agreement which are not adverse to Investors may be made without obtaining the consent of Investors.  The voting rights of Units are determined by their respective net asset values, and any matter which is subject to the vote or consent of the Investors excludes Units held by the Sponsor Parties.

(vi)	Classification of the Board of Directors.

Not applicable.

(vii)	Liquidation Rights.

Upon the occurrence of an event causing the dissolution of the Fund, the Sponsor, or, if the Sponsor has withdrawn, such other liquidator as the Investors may, by vote of more than 50% of the outstanding Units, select, will wind up the Fund’s affairs and, in connection therewith, distribute the Fund’s assets as described below.

In connection with a dissolution of the Fund, the Operating Agreement provides for the assets of the Fund to be distributed as follows: first, to the payment and discharge of all claims of creditors of the Fund, including creditors who are Investors; second, to the establishment of such reserves as the Sponsor or other liquidator may consider reasonably necessary or appropriate for any losses, contingencies, liabilities or other matters of or relating to the Fund; provided, however, that if and when the Sponsor or other liquidator determines that the causes for such reserves have ceased to exist, the funds, if any, then held in reserve will be distributed in the manner hereinafter provided; and third, after making all final allocations contemplated by the Operating Agreement, and for such purposes treating the date of dissolution as if it were a December 31, to the distribution in cash of the remaining assets of the Fund among the Investors in accordance with the positive balance in each of the Investor’s closing capital account as of the last day of the accounting period in which the Fund’s dissolution occurs.  Any assets distributed in kind in the liquidation will be valued, for purposes of distribution, in accordance with the Operating Agreement as of the date of distribution, and any difference between this value and the carrying value of the assets will, to the extent not otherwise taken into account in determining net asset value, be deemed to constitute income or loss to the Fund.

(viii)	Preemption Rights.

Not applicable.

(ix)	Liability Imposed on the Stockholders.

Except as otherwise provided by law, liability of Investors for the liabilities of the Fund is limited to the capital contribution of the Investor plus its share of undistributed profits and assets, if any, including any obligation under law to return to the Fund distributions and returns of contributions.

(x)	Restriction on Alienability.

Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Fund by an Investor may only be effected by giving written notice to and receiving the written consent of the Sponsor and must be in compliance with federal and state securities laws, provided, however, that an Investor may transfer the economic benefits of ownership of its Units without regard to such consent.

(xi)	Provision that Discriminates Against a Stockholder.

Not applicable.

(a)(2) – (a)(5)

Not applicable.

(b)	Debt Securities.

Not applicable.

(c)	Warrants and Rights.

Not applicable.

(d)	Other Securities.

Securities to be registered consist of Units of Limited Liability Company Interest.

(e)	Market Information on Securities Other Than Common Equity.

Not applicable.

(f)	American Depository Receipts.

Not applicable.

Item 2.  Exhibits

Exhibit No.	Description

3.02*	Amended and Restated Limited Liability Company Operating Agreement of ML Transtrend DTP Enhanced FuturesAccess LLC.
4.01	Resolutions of the Sponsor authorizing the Class M Units.

* Is incorporated herein by reference from Exhibit 3.02 contained in the registrant’s report on Form 10-K for the year-ended December 31, 2009, filed on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ML TRANSTREND DTP ENHANCED FUTURESACCESS LLC

By: Merrill Lynch Alternative Investments LLC, its Manager

By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Position: Chief Financial Officer

Date:  November 30, 2011